October 11, 2005

MAIL STOP 3561

via U.S. mail and facsimile

Richard Rappaport, President
SRKP 3, Inc.
1900 Avenue of the Stars, Suite 310
Los Angeles, CA 90067

RE:     SRKP 3, Inc.
	Form SB-2, Amendment 1 filed August 25, 2005
	SEC File No. 333-126441

Dear Mr. Rappaport:

	We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Provide a current consent in any amendment and consider the updating requirements of Item 310(g) of Regulation S-B.

Summary Financial Information, page 3
2. Please update the numbers to the most recent date practicable and revise throughout the prospectus.


Capitalization, page 11
3. Please update the numbers to the most recent date practicable and revise throughout the prospectus.

Management, page 17
4. Provide disclosure to detail the nature of the NASD action against
Mr. Rappaport.

Blank Check Company Experience, page 20
5. Supplementally provide a listing of the purchasers of shares in the offering by SRKP 1, including the name, address, and number of shares purchased by each purchaser.

Plan of Distribution, page 25
6. As we requested in comment number ten of our prior letter dated August 19, 2005, please explain how Mr. Krinsky will determine which company`s shares he will offer to each person.
7. Please resolve the apparent discrepancies between the
following:
* your response to comment number ten of our prior letter dated August 19, 2005 that Mr. Krinsky only provides persons interested in the offering with a copy of the registration statement and that all
such persons are not selected by Mr. Krinsky, but rather have independent knowledge of the offering and have inquired of Mr. Krinsky how they can have more information; and
* the following disclosure in this section: "This offering is intended to be made solely by the delivery of this prospectus and the accompanying subscription agreement to prospective investors. We estimate Mr. Krinsky plans to distribute approximately 100 prospectuses, limited to acquaintances, friends and business associates of the promoters. ....  He will not participate in the making of this offering other than by the delivery of this prospectus or by responding to inquiries by prospective investors.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

      Sincerely,



      John Reynolds
      Assistant Director
      Office of Emerging Growth Companies

cc:  Thomas J. Poletti
      By facsimile to 310-552-5001



Richard Rappaport, President
SRKP 3, Inc.
October 11, 2005
Page 1